Exhibit 97.1
PORTLAND GENERAL ELECTRIC COMPANY AMENDED AND RESTATED
INCENTIVE COMPENSATION CLAWBACK AND CANCELLATION POLICY

1.Purpose

The Board of Directors of Portland General Electric Company (the “Company”) has adopted this Amended and Restated Incentive Compensation Clawback and Cancellation Policy (“Policy”) to enable the Company to recover (or cause the forfeiture of, as applicable) certain compensation from current and former executive officers and employees in the event the Company is required to prepare an Accounting Restatement, as defined below, or in the event of egregious misconduct by such officers or employees that results in significant actual or potential reputational or financial harm to the Company. Section 4(a) of this Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder, and Section 303A.14 of the New York Stock Exchange (the “NYSE”) Listed Company Manual (“Section 303A.14”) and will be interpreted and applied accordingly.

2.Administration

This Policy will be administered by the independent members of the Board of Directors of the Company, acting as a group (the “Independent Directors”). The Independent Directors shall have full authority and sole discretion to interpret and administer this Policy. Any determinations made by the Independent Directors will be final, conclusive and binding on all affected individuals. The Independent Directors, and any other members of the Board who may assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

3.Covered Employees

This Policy applies to the following current and former employees of the Company (collectively, “Covered Employees”): (i) any current or former officer of the Company as determined pursuant to Rule 16a-1(f) of the Exchange Act and including executive officers identified under Item 401(b) of Regulation S-K (“Executive Officers”); (ii) any current or former participant in the Portland General Electric Company Annual Cash Incentive Plan (together with any successors thereto, “ACI Plan”); and (iii) any current or former recipient of an award under the Portland General Electric Company Stock Incentive Plan (together with any successors thereto, “Stock Incentive Plan”).

4.Recoupment

(a)Authority to Recoup and/or Cancel Incentive Compensation Based on an Accounting Restatement
In the event that the Company is required to prepare an Accounting Restatement, the Company will recover reasonably promptly all Erroneously Awarded Compensation from each current and former Executive Officer, unless the Independent Directors determine that such recovery is Impracticable.

For purposes of the foregoing:

•"Accounting Restatement" means an accounting restatement of any of the Company's financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or to correct an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, within the meaning of Rule 10D-1 and Section 303A.14.

•"Covered Incentive Compensation" means Incentive Compensation that is Received on or after October 2, 2023 by a person: (i) after beginning service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for that Incentive Compensation, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (iv) during the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement (or such longer period as required under Section 303A.14 in the event the Company changes its fiscal year). The date that the Company is required to prepare the Accounting Restatement will be the earlier of (x) the date the Company's Board of Directors concluded or reasonably should have concluded that the Accounting Restatement is required and (y) the date a court, regulator or other authorized body directs the Company to prepare the Accounting Restatement.

•"Erroneously Awarded Compensation" means the amount of Covered Incentive Compensation that was Received by each Executive Officer in excess of the Covered Incentive Compensation that would have been Received by the Executive Officer had such Covered Incentive Compensation been determined based on the restated Financial Reporting Measure following an Accounting Restatement, computed without regard to taxes paid. For this purpose, if the amount of Covered Incentive Compensation that is Received by an Executive Officer was based on the Company's stock price or total shareholder return and is not subject to mathematical recalculation directly from the Accounting Restatement, the amount to be recovered as Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the Financial Reporting Measure upon which the Covered Incentive Compensation was Received. The Company's Corporate Secretary shall, on behalf of the Independent Directors, obtain and maintain all documentation of the determination of any such reasonable estimate and provide such documentation to the NYSE when required.

•"Financial Reporting Measure" means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure that is derived wholly or in part from any such measure, and (ii) the Company's stock price and the total shareholder return of the Company. A measure, however, need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission ("SEC") to constitute a Financial Reporting Measure.

•"Impracticable" means that (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, (ii) recovery would violate an applicable home country law adopted prior to November 28, 2022, or (iii) recovery would likely cause an otherwise tax-qualified, broad-based retirement plan of the Company to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. Before concluding that it would be impracticable to recover any Erroneously Awarded Compensation based on the expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, and the Company's Corporate Secretary, on behalf of the Independent Directors, shall document such reasonable attempt(s) to recover and provide that documentation to the NYSE when required. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of law, Independent Directors shall engage legal counsel experienced and qualified to practice law in the applicable jurisdiction (if such counsel is acceptable to the NYSE) to render an opinion that recovery would result in a violation of law and shall provide such opinion to the NYSE.

•"Incentive Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

•"Received." Incentive Compensation is deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in such Incentive Compensation is attained.

The Independent Directors, in their sole discretion, may (1) apply the foregoing recoupment provisions to any current or former Covered Employee and/or (2) treat Incentive Compensation as Covered Incentive Compensation regardless of whether such Incentive Compensation was Received prior to October 2, 2023].2

(b)Authority to Recoup and/or Cancel Incentive Compensation Based on Egregious Misconduct

If the Independent Directors determine that a Covered Employee has engaged in egregious misconduct resulting in actual or potential significant reputational or financial harm to the Company, the Independent Directors may take either or both of the following actions, without consideration of the employment status of the Covered Employee at the time of the Board action:

(1) Recoupment of Incentive Compensation: The Independent Directors may seek recoupment of all or a portion of any Incentive Compensation earned by or awarded to such Covered Employee during the three-year period preceding the date on which the Company discovers such conduct, regardless of when the conduct occurred, and/or

(2) Cancellation or Forfeiture of Unvested Incentive Compensation: The Independent Directors may authorize the cancellation or forfeiture of unpaid or unvested Incentive Compensation.

For purposes of the foregoing Section 4(b) of this Policy:

•"Incentive Compensation" means Incentive Compensation as defined in Section 4(a) of this Policy, as well as all cash incentive awards, including all awards under the ACI Plan, and all equity-based awards (including but not limited to restricted stock unit awards with time-based and/or performance- based vesting conditions granted under the Stock Incentive Plan).

•“Egregious misconduct” means conduct involving any one or more of the following, resulting in significant actual or potential reputational or financial harm to the Company :

•any act or omission that would constitute “Cause” for termination as defined in any Company agreement or plan applicable to the Covered Employee (whether or not the Covered Employee's employment is in fact terminated);
•the material breach of a law or written Company policy applicable to the Covered Employee, including, but not limited to, the Company’s Code of Business Ethics and Conduct;
•unethical conduct or inappropriate behavior, including but not limited to fraud, breach of fiduciary duty, gross negligence, criminal activity, falsification of Company records, theft, violent acts, or threats of violence; or
•a Covered Employee's knowledge or willful disregard of egregious misconduct (as set out herein) on the part of any individual over whom the Covered Employee has supervisory authority.

For purposes of this Policy, the Independent Directors will have sole discretion in determining whether a Covered Employee’s conduct constitutes egregious misconduct.

5.Method of Recoupment and/or Cancellation

The Independent Directors will determine, in their sole discretion, the method for recouping or canceling Incentive Compensation pursuant to this Policy, which may include, without limitation, requiring reimbursement of cash Incentive Compensation previously paid; seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; canceling or rescinding some or all outstanding vested or unvested equity-based awards; seeking the return of Company shares previously delivered pursuant to equity-based awards; adjusting or withholding from unpaid compensation or other set-off; canceling or setting-off against planned future grants of equity-based awards; and taking any other remedial and recovery action permitted by law, as determined by the Independent Directors.

6.Not Exclusive

Any recoupment, forfeiture, or cancellation under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, incentive or equity compensation plan or award, or other agreement and any other legal rights or remedies available to the Company. Notwithstanding the generality of the foregoing, the provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 (applicable to the Company’s Chief Executive Officer and Chief Financial Officer only) and other applicable laws.

7.No Indemnification or Insurance

Neither the Company nor any of its subsidiaries or affiliates shall indemnify any Covered Employee against the loss of any Incentive Compensation pursuant to this Policy. Further, neither the Company nor any of its subsidiaries or affiliates shall pay or reimburse any Covered Employee for any insurance policy entered into by a Covered Employee that provides for full or partial coverage of any recoupment obligation under this Policy.

8.Successors

This Policy shall be binding and enforceable against all Covered Employees and their beneficiaries, heirs, executors, administrators, or other legal representatives.

9.Disclosure

The circumstances of any recoupment pursuant to this Policy will be publicly disclosed (a) where required by law or regulation, including, without limitation, pursuant to Rule 10D- 1, Item 402 of Regulation S-K and Section 303A.14, or (b) if the Independent Directors determine that disclosure is in the best interests of the Company. In accordance with Rule 10D-1, the Policy shall be filed with the SEC as an exhibit to the Company’s Form 10- K, as provided in Item 601(b) of Regulation S-K.

10.Effective Date

The effective date of this Policy is July 1, 2023 and the Policy will apply to all Incentive Compensation that is approved, awarded or granted to Covered Employees on or after the effective date, except as otherwise agreed by any Covered Employee or pursuant to the terms of any Company Incentive Compensation plan; provided, however, that the recoupment required under Section 4(a) of this Policy shall apply to Erroneously-Awarded Compensation that is Received by a Covered Executive on or after October 2, 2023, unless the Independent Directors, in their sole discretion, determine to apply such recoupment more broadly.

11.Amendments

The Board of Directors may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion, consistent with applicable law, and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

12.Governing Law

This Policy and all determinations made and actions taken hereunder, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Oregon, United States of America, without reference to principles of conflict of laws, and construed accordingly. The jurisdiction and venue for any disputes arising under, or any actions brought to enforce (or otherwise relating to), the Policy will be exclusively in the courts in the State of Oregon, County of Multnomah, including the Federal Courts located therein (should Federal jurisdiction exist).

13.Change of Listing

In the event that the Company lists its securities on any national securities exchange or national securities association other than the NYSE, all references to "NYSE" in this policy shall mean each national securities exchange or national securities association upon which the Company has a class of securities then listed and "Section 303A.14" shall mean the rule(s) relating to recovery of erroneously awarded compensation under the listing rules of such other applicable exchange or association.

Adopted by the Board of Directors on February 15, 2017
Amended and Restated by the Board of Directors on February 13, 2019
Amended and Restated by the Board of Directors on February 17, 2021
Amended and Restated by the Board of Directors on July 21, 2023